UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of September 30, 2024, with the independent registered public accounting firm report

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of September 30, 2024 and December 31, 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2024	12.31.2023

Cash and cash equivalents	3	8,694	12,727
Marketable securities	3	5,593	2,819
Trade and other receivables	9	4,377	6,135
Inventories	10	7,442	7,681
Recoverable income taxes	12	589	218
Other recoverable taxes	12	1,849	960
Others	16	1,757	1,570
		30,301	32,110
Assets classified as held for sale	23	420	335
Current assets		30,721	32,445

Trade and other receivables	9	1,012	1,847
Marketable securities	3	643	2,409
Judicial deposits	14	12,998	14,746
Deferred income taxes	12	980	965
Other recoverable taxes	12	4,103	4,516
Others	16	2,771	2,315
Long-term receivables		22,507	26,798
Investments	22	974	1,358
Property, plant and equipment - PP&E	17	141,079	153,424
Intangible assets	18	2,558	3,042
Non-current assets		167,118	184,622

Total assets		197,839	217,067

Liabilities	Note	09.30.2024	12.31.2023

Trade payables	11	5,299	4,813
Finance debt	24	3,957	4,322
Lease liability	25	7,749	7,200
Income taxes payable	12	1,159	1,300
Other taxes payable	12	4,494	4,166
Dividends payable	26	2,402	3,539
Provision for decommissioning costs	15	1,701	2,032
Employee benefits	13	2,883	2,932
Others	16	2,428	3,015
		32,072	33,319
Liabilities related to assets classified as held for sale	23	771	541
Current liabilities		32,843	33,860

Finance debt	24	21,799	24,479
Lease liability	25	25,627	26,599
Income taxes payable	12	238	299
Deferred income taxes	12	7,264	10,910
Employee benefits	13	14,229	15,579
Provisions for legal proceedings	14	3,261	3,305
Provision for decommissioning costs	15	18,347	21,171
Others	16	1,719	1,890
Non-current liabilities		92,484	104,232
Current and non-current liabilities		125,327	138,092

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		29	410
Profit reserves	26	64,326	72,641
Retained earnings (losses)		6,424	−
Accumulated other comprehensive deficit		(105,625)	(101,569)
Attributable to the shareholders of Petrobras		72,255	78,583
Non-controlling interests		257	392
Equity		72,512	78,975

Total liabilities and equity		197,839	217,067
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and nine-month periods ended September 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Sales revenues	4	70,601	75,302	23,366	25,552
Cost of sales	5	(34,612)	(35,982)	(11,361)	(11,982)
Gross profit		35,989	39,320	12,005	13,570

Income (expenses)
Selling expenses	5	(3,794)	(3,709)	(1,193)	(1,288)
General and administrative expenses	5	(1,405)	(1,140)	(409)	(395)
Exploration costs	20	(715)	(828)	(406)	(480)
Research and development expenses		(571)	(512)	(195)	(186)
Other taxes		(1,143)	(643)	(55)	(114)
Impairment (losses) reversals, net	19	46	(482)	−	(78)
Other income and expenses, net	6	(4,318)	(1,995)	(1,347)	(1,049)
		(11,900)	(9,309)	(3,605)	(3,590)

Income before net finance expense, results of equity-accounted investments and income taxes		24,089	30,011	8,400	9,980

Finance income		1,520	1,581	491	600
Finance expenses		(4,885)	(2,875)	(881)	(1,163)
Foreign exchange gains (losses) and inflation indexation charges		(5,724)	(1,334)	109	(1,422)
Net finance expense	7	(9,089)	(2,628)	(281)	(1,985)

Results of equity-accounted investments	22	(304)	(235)	(23)	(248)

Net income before income taxes		14,696	27,148	8,096	7,747

Income taxes	12	(4,325)	(8,435)	(2,205)	(2,263)

Net income for the period		10,371	18,713	5,891	5,484
Net income attributable to shareholders of Petrobras		10,308	18,625	5,870	5,456
Net income attributable to non-controlling interests		63	88	21	28
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	0.80	1.43	0.45	0.42

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and nine-month periods ended September 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Net income for the period		10,371	18,713	5,892	5,484

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	13
Recognized in equity		1,265	(109)	−	−
Deferred income tax		−	37	−	−
		1,265	(72)	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	27
Recognized in equity		(7,397)	2,438	1,252	(2,434)
Reclassified to the statement of income		2,118	2,990	821	758
Deferred income tax		1,795	(1,848)	(704)	569
		(3,484)	3,580	1,369	(1,107)

Translation adjustments (1)
Recognized in equity		(1,769)	446	213	(839)

Share of other comprehensive income (loss) in equity-accounted investments	22
Recognized in equity		(123)	166	36	(40)

Other comprehensive income (loss)		(4,111)	4,120	1,618	(1,986)

Total comprehensive income		6,260	22,833	7,510	3,498
Comprehensive income attributable to shareholders of Petrobras		6,252	22,734	7,484	3,481
Comprehensive income attributable to non-controlling interests		8	99	25	17
(1) It includes translation adjustments from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Nine-month periods ended September 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2024	Jan-Sep/2023
Cash flows from operating activities
Net income for the period		10,371	18,713
Adjustments for:
Pension and medical benefits	13	2,544	1,153
Results of equity-accounted investments	22	304	235
Depreciation, depletion and amortization	29	9,483	9,648
Impairment of assets (reversals), net	19	(46)	482
Inventory write down (write-back) to net realizable value	10	(42)	(4)
Allowance for credit loss on trade and other receivables, net		54	49
Exploratory expenditure write-offs	20	414	410
Gain on disposal/write-offs of assets	6	(189)	(1,150)
Foreign exchange, indexation and finance charges		9,143	2,814
Income taxes	12	4,325	8,435
Revision and unwinding of discount on the provision for decommissioning costs		781	662
Results from co-participation agreements in bid areas	6	(103)	(47)
Early termination and cash outflows revision of lease agreements	6	(234)	(361)
Losses with legal, administrative and arbitration proceedings, net	6	808	672
Decrease (Increase) in assets
Trade and other receivables		1,622	587
Inventories		(354)	1,132
Judicial deposits		414	(1,100)
Other assets		(109)	169
Increase (Decrease) in liabilities
Trade payables		634	(1,017)
Other taxes payable		(2,321)	(421)
Pension and medical benefits		(758)	(683)
Provisions for legal proceedings		(296)	(366)
Other employee benefits		129	163
Provision for decommissioning costs		(745)	(597)
Other liabilities		(607)	(371)
Income taxes paid		(5,442)	(7,664)
Net cash provided by operating activities		29,780	31,543
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(10,215)	(8,520)
Acquisition of equity interests		(13)	(22)
Proceeds from disposal of assets - Divestment		791	3,564
Financial compensation from co-participation agreements		397	391
Investment in marketable securities		(1,179)	(215)
Dividends received		121	75
Net cash used in investing activities		(10,098)	(4,727)
Cash flows from financing activities
Changes in non-controlling interest		(107)	(102)
Proceeds from finance debt	24	1,553	1,300
Repayment of principal - finance debt	24	(4,227)	(2,482)
Repayment of interest - finance debt	24	(1,529)	(1,572)
Repayment of lease liability	25	(5,796)	(4,494)
Dividends paid to Shareholders of Petrobras	26	(12,871)	(15,234)
Share repurchase program	26	(380)	(197)
Dividends paid to non-controlling interests		(77)	(48)
Net cash used in financing activities		(23,434)	(22,829)
Effect of exchange rate changes on cash and cash equivalents		(281)	127
Net change in cash and cash equivalents		(4,033)	4,114
Cash and cash equivalents at the beginning of the period		12,727	7,996

Cash and cash equivalents at the end of the period		8,694	12,110
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Nine-month periods ended September 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	66,434	−	69,492	344	69,836
		107,101	1,144				(105,187)	66,434	−	69,492	344	69,836
Treasury shares	−	−	(197)	−	−	−	−	−	−	(197)	−	(197)
Capital transactions	−	−	1	−	−	−	−	−	−	1	(101)	(100)
Net income	−	−	−	−	−	−	−	−	18,625	18,625	88	18,713
Other comprehensive income (loss)	−	−	−	435	3,580	(72)	166	−	−	4,109	11	4,120
Expired unclaimed dividends	−	−	−	−	−	−	−	−	7	7	−	7
Appropriations:
Additional dividends proposed	−	−	−	−	−	−	−	(6,864)	−	(6,864)	−	(6,864)
Dividends	−	−	−	−	−	−	−	−	(8,089)	(8,089)	(45)	(8,134)
Balance at September 30, 2023	107,380	(279)	948	(73,736)	(13,927)	(12,648)	(767)	59,570	10,543	77,084	297	77,381
		107,101	948				(101,078)	59,570	10,543	77,084	297	77,381

Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)	72,641	−	78,583	392	78,975
Treasury shares	−	−	(381)	−	−	−	−	−	−	(381)	−	(381)
Capital transactions	−	−	−	−	−	−	−	−	−	−	(105)	(105)
Net income	−	−	−	−	−	−	−	−	10,308	10,308	63	10,371
Other comprehensive income (loss)	−	−	−	(1,714)	(3,484)	1,265	(123)	−	−	(4,056)	(55)	(4,111)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	25	25	−	25
Appropriations:
Additional dividends proposed	−	−	−	−	−	−	−	(7,178)	-	(7,178)	−	(7,178)
Dividends	−	−	−	−	−	−	−	(1,137)	(3,909)	(5,046)	(38)	(5,084)
Balance at September 30, 2024	107,380	(279)	29	(74,718)	(15,504)	(14,614)	(789)	64,326	6,424	72,255	257	72,512
		107,101	29				(105,625)	64,326	6,424	72,255	257	72,512

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2023, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 7, 2024.

1.2.	New standards and interpretations

On January 1, 2024, amendments to standards issued by the IASB came into force and were adopted by the Company, as disclosed in note 6 of the financial statements of December 31, 2023. According to the assessment carried out by Management, there were no material impacts on the initial application of these amendments in these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2023.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	09.30.2024	12.31.2023
Cash at bank and in hand	582	103
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	1,741	1,742
Other investment funds	147	279
	1,888	2,021
- Abroad
Time deposits	5,034	7,737
Automatic investing accounts and interest checking accounts	1,167	2,852
Other financial investments	23	14
	6,224	10,603
Total short-term financial investments	8,112	12,624
Total cash and cash equivalents	8,694	12,727

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	09.30.2024	12.31.2023
Fair value through profit or loss	604	926
Amortized cost - Bank Deposit Certificates and time deposits	5,583	4,249
Amortized cost - Others	49	53
Total	6,236	5,228
Current	5,593	2,819
Non-current	643	2,409

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Diesel	21,086	23,575	7,031	8,188
Gasoline	9,418	10,881	3,140	3,412
Liquefied petroleum gas	2,400	2,722	849	842
Jet fuel	3,477	3,677	1,146	1,169
Naphtha	1,390	1,357	480	449
Fuel oil (including bunker fuel)	786	834	209	287
Other oil products	3,304	3,364	1,212	1,152
Subtotal oil products	41,861	46,410	14,067	15,499
Natural gas	3,610	4,307	1,152	1,352
Crude oil	3,421	3,997	1,143	1,282
Renewables and nitrogen products	147	62	73	16
Breakage	362	645	101	207
Electricity	509	423	277	160
Services, agency and others	641	797	192	272
Domestic market	50,551	56,641	17,005	18,788

Exports	19,358	17,752	6,214	6,581
Crude oil	14,701	13,245	4,627	4,789
Fuel oil (including bunker fuel)	3,726	3,734	1,278	1,371
Other oil products and other products	931	773	309	421
Sales abroad (1)	692	909	147	183
Foreign market	20,050	18,661	6,361	6,764
Sales revenues	70,601	75,302	23,366	25,552
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Domestic market	50,551	56,641	17,005	18,788
China	6,737	5,118	2,349	1,643
Americas (except United States)	2,860	4,028	856	1,374
Europe	4,219	3,738	1,517	1,692
Asia (except China and Singapore)	1,245	1,028	339	336
United States	2,816	2,391	679	1,086
Singapore	2,158	2,352	617	629
Others	15	6	4	4
Foreign market	20,050	18,661	6,361	6,764
Sales revenues	70,601	75,302	23,366	25,552

In the nine-month period ended September 30, 2024, sales to two clients of the refining, transportation and marketing segment represented individually 15% and 10% of the Company’s sales revenues; in the same period of 2023, sales to two clients of the same segment represented individually 16% and 11% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Raw material, products for resale, materials and third-party services (1)	(16,929)	(18,164)	(5,728)	(5,382)
Depreciation, depletion and amortization	(7,434)	(7,740)	(2,362)	(2,788)
Production taxes	(8,772)	(8,853)	(2,836)	(3,376)
Employee compensation	(1,477)	(1,225)	(435)	(436)
Total	(34,612)	(35,982)	(11,361)	(11,982)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Materials, third-party services, freight, rent and other related costs	(3,191)	(3,150)	(1,002)	(1,102)
Depreciation, depletion and amortization	(498)	(466)	(159)	(162)
Allowance for expected credit losses	(8)	(14)	−	3
Employee compensation	(97)	(79)	(32)	(27)
Total	(3,794)	(3,709)	(1,193)	(1,288)

5.3.	General and administrative expenses
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Employee compensation (1)	(935)	(747)	(278)	(274)
Materials, third-party services, rent and other related costs	(362)	(306)	(96)	(92)
Depreciation, depletion and amortization	(108)	(87)	(35)	(29)
Total	(1,405)	(1,140)	(409)	(395)
(1) In the nine-month period ended September 30, 2024, it mainly refers to the actuarial revision of Saúde Petrobras - AMS health care plan, in the second quarter of 2024, reflecting the change in the benefit, in the amount of US$ 78. For more information, see note 13.

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Stoppages for asset maintenance and pre-operating expenses	(2,024)	(1,661)	(672)	(562)
Pension and medical benefits - retirees (1)	(1,907)	(877)	(305)	(300)
Losses with legal, administrative and arbitration proceedings	(808)	(672)	(287)	(141)
Profit sharing	(475)	(108)	(164)	(41)
Variable compensation programs	(355)	(471)	(176)	(200)
Operating expenses with thermoelectric power plants	(169)	(134)	(50)	(49)
Institutional relations and cultural projects	(141)	(88)	(70)	(41)
Expenses with contractual fines received	(46)	(159)	(11)	(39)
Amounts recovered from Lava Jato investigation (2)	38	99	31	6
Gains (losses) with commodities derivatives	52	(20)	28	(89)
Results from co-participation agreements in bid areas	103	47	-	19
Ship/take or pay agreements	146	138	58	68
Government grants	158	257	63	81
Results on disposal/write-offs of assets	189	1,150	(97)	(37)
Fines imposed on suppliers	201	178	76	69
Results of non-core activities	204	122	82	42
Early termination and changes to cash flow estimates of leases	234	361	88	103
Reimbursements from E&P partnership operations	348	430	79	150
Others (3)	(66)	(587)	(20)	(88)
Total	(4,318)	(1,995)	(1,347)	(1,049)
(1) In the nine-month period ended September 30, 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan that occurred in the second quarter of 2024, reflecting the change in the benefit, in the amount of US$ 1,000. For more information, see note 13.

(2) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was US$ 1,727, recognized through collaboration and leniency agreements entered into with individuals and legal entities.

(3) It includes, in the nine-month period ended September 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

7.	Net finance income (expense)
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Finance income	1,520	1,581	491	600
Income from investments and marketable securities (Government Bonds)	1,175	1,211	363	454
Other finance income	345	370	128	146
Finance expenses	(4,885)	(2,875)	(881)	(1,163)
Interest on finance debt	(1,628)	(1,715)	(555)	(662)
Unwinding of discount on lease liability	(1,648)	(1,253)	(544)	(495)
Capitalized borrowing costs	1,157	927	398	338
Unwinding of discount on the provision for decommissioning costs	(772)	(647)	(242)	(216)
Other finance expenses (1)	(1,994)	(187)	62	(128)
Foreign exchange gains (losses) and indexation charges	(5,724)	(1,334)	109	(1,422)
Foreign exchange gains (losses) (2)	(3,834)	1,388	587	(932)
Reclassification of hedge accounting to the Statement of Income (2)	(2,118)	(2,990)	(821)	(758)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(370)	(428)	18	1
Recoverable taxes inflation indexation income	77	113	173	18
Other foreign exchange gains and indexation charges, net (1)	521	583	152	249
Total	(9,089)	(2,628)	(281)	(1,985)
(1) It includes, in the nine-month period ended September 30, 2024, finance expense of US$ 1,804 and indexation charges of US$ 235 related to the tax settlement program - federal taxes. For more information, see note 12.3.
(2) For more information, see notes 27.2.2.a and 27.2.2.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Consolidated statement of income by operating segment
Jan-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	47,128	65,990	6,961	240	(49,718)	70,601
Intersegments	46,875	777	2,061	5	(49,718)	−
Third parties	253	65,213	4,900	235	-	70,601
Cost of sales	(18,821)	(61,043)	(3,644)	(224)	49,120	(34,612)
Gross profit (loss)	28,307	4,947	3,317	16	(598)	35,989
Income (expenses)	(3,403)	(2,318)	(2,557)	(3,622)	−	(11,900)
Selling expenses	(1)	(1,569)	(2,208)	(16)	-	(3,794)
General and administrative expenses	(43)	(265)	(94)	(1,003)	-	(1,405)
Exploration costs	(715)	-	-	-	-	(715)
Research and development expenses	(451)	(4)	(2)	(114)	-	(571)
Other taxes	(737)	(32)	(14)	(360)	-	(1,143)
Impairment (losses) reversals, net	(4)	37	-	13	-	46
Other income and expenses, net	(1,452)	(485)	(239)	(2,142)	-	(4,318)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	24,904	2,629	760	(3,606)	(598)	24,089
Net finance expense	-	-	-	(9,089)	-	(9,089)
Results of equity-accounted investments	62	(426)	66	(6)	-	(304)
Net income / (loss) before income taxes	24,966	2,203	826	(12,701)	(598)	14,696
Income taxes	(8,469)	(894)	(257)	5,090	205	(4,325)
Net income (loss) for the period	16,497	1,309	569	(7,611)	(393)	10,371
Attributable to:
Shareholders of Petrobras	16,499	1,309	530	(7,637)	(393)	10,308
Non-controlling interests	(2)	-	39	26	-	63

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment	Jan-Sep/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	48,374	69,590	8,250	253	(51,165)	75,302
Intersegments	47,732	1,065	2,361	7	(51,165)	−
Third parties	642	68,525	5,889	246	-	75,302
Cost of sales	(19,642)	(62,596)	(4,259)	(255)	50,770	(35,982)
Gross profit (loss)	28,732	6,994	3,991	(2)	(395)	39,320
Income (expenses)	(1,837)	(3,120)	(2,450)	(1,903)	1	(9,309)
Selling expenses	(11)	(1,579)	(2,099)	(21)	1	(3,709)
General and administrative expenses	(40)	(242)	(52)	(806)	-	(1,140)
Exploration costs	(828)	-	-	-	-	(828)
Research and development expenses	(401)	(16)	(2)	(93)	-	(512)
Other taxes	(370)	(12)	(29)	(232)	-	(643)
Impairment (losses) reversals, net	(96)	(416)	-	30	-	(482)
Other income and expenses, net	(91)	(855)	(268)	(781)	-	(1,995)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	26,895	3,874	1,541	(1,905)	(394)	30,011
Net finance expense	-	-	-	(2,628)	-	(2,628)
Results of equity-accounted investments	(33)	(231)	17	12	-	(235)
Net income / (loss) before income taxes	26,862	3,643	1,558	(4,521)	(394)	27,148
Income taxes	(9,146)	(1,318)	(523)	2,418	134	(8,435)
Net income (loss) for the period	17,716	2,325	1,035	(2,103)	(260)	18,713
Attributable to:
Shareholders of Petrobras	17,719	2,325	978	(2,137)	(260)	18,625
Non-controlling interests	(3)	-	57	34	-	88

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,383	21,739	2,341	82	(16,179)	23,366
Intersegments	15,310	226	642	1	(16,179)	−
Third parties	73	21,513	1,699	81	-	23,366
Cost of sales	(5,979)	(20,503)	(1,371)	(76)	16,568	(11,361)
Gross profit (loss)	9,404	1,236	970	6	389	12,005
Income (expenses)	(1,222)	(781)	(801)	(801)	−	(3,605)
Selling expenses	-	(480)	(711)	(2)	-	(1,193)
General and administrative expenses	(1)	(89)	(31)	(288)	-	(409)
Exploration costs	(406)	-	-	-	-	(406)
Research and development expenses	(163)	(2)	(2)	(28)	-	(195)
Other taxes	92	(4)	(5)	(138)	-	(55)
Impairment (losses) reversals, net	-	-	-	-	-	−
Other income and expenses, net	(744)	(206)	(52)	(345)	-	(1,347)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	8,182	455	169	(795)	389	8,400
Net finance expense	-	-	-	(281)	-	(281)
Results of equity-accounted investments	15	(45)	9	(2)	-	(23)
Net income / (loss) before income taxes	8,197	410	178	(1,078)	389	8,096
Income taxes	(2,782)	(155)	(57)	921	(132)	(2,205)
Net income (loss) for the period	5,415	255	121	(157)	257	5,891
Attributable to:
Shareholders of Petrobras	5,416	255	109	(167)	257	5,870
Non-controlling interests	(1)	−	12	10	−	21

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	17,922	23,691	2,629	90	(18,780)	25,552
Intersegments	17,792	225	760	3	(18,780)	−
Third parties	130	23,466	1,869	87	-	25,552
Cost of sales	(7,151)	(21,400)	(1,166)	(91)	17,826	(11,982)
Gross profit (loss)	10,771	2,291	1,463	(1)	(954)	13,570
Income (expenses)	(1,161)	(791)	(906)	(741)	9	(3,590)
Selling expenses	-	(535)	(764)	2	9	(1,288)
General and administrative expenses	(6)	(80)	(20)	(289)	-	(395)
Exploration costs	(480)	-	-	-	-	(480)
Research and development expenses	(150)	(2)	(1)	(33)	-	(186)
Other taxes	(16)	(11)	(10)	(77)	-	(114)
Impairment (losses) reversals, net	(78)	-	-	-	-	(78)
Other income and expenses, net	(431)	(163)	(111)	(344)	-	(1,049)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	9,610	1,500	557	(742)	(945)	9,980
Net finance expense	-	-	-	(1,985)	-	(1,985)
Results of equity-accounted investments	(68)	(176)	(4)	-	-	(248)
Net income / (loss) before income taxes	9,542	1,324	553	(2,727)	(945)	7,747
Income taxes	(3,268)	(510)	(190)	1,384	321	(2,263)
Net income (loss) for the period	6,274	814	363	(1,343)	(624)	5,484
Attributable to:
Shareholders of Petrobras	6,275	814	344	(1,353)	(624)	5,456
Non-controlling interests	(1)	-	19	10	-	28

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Sep/2024	7,067	1,895	424	97	9,483
Jan-Sep/2023	7,391	1,788	386	83	9,648

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jul-Sep/2024	2,211	610	130	32	2,983
Jul-Sep/2023	2,687	629	132	27	3,475

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2024

Current assets	2,588	10,190	432	22,297	(4,786)	30,721
Non-current assets	125,058	21,178	6,251	14,631	−	167,118
Long-term receivables	7,704	2,455	94	12,254	−	22,507
Investments	307	435	175	57	−	974
Property, plant and equipment	115,060	18,156	5,909	1,954	−	141,079
Operating assets	95,155	15,261	3,392	1,430	−	115,238
Under construction	19,905	2,895	2,517	524	−	25,841
Intangible assets	1,987	132	73	366	−	2,558
Total Assets	127,646	31,368	6,683	36,928	(4,786)	197,839

Consolidated assets by operating segment - 12.31.2023

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042
Total Assets	138,868	34,802	6,776	41,899	(5,278)	217,067

9.	Trade and other receivables
9.1.	Trade and other receivables
	09.30.2024	12.31.2023
Receivables from contracts with customers
Third parties	4,202	6,038
Related parties
Investees (note 28.1)	168	140
Subtotal	4,370	6,178
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	1,509	2,162
Lease receivables	318	352
Other receivables	738	627
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	−	278
Subtotal	2,565	3,419
Total trade and other receivables, before ECL	6,935	9,597
Expected credit losses (ECL) - Third parties	(1,544)	(1,613)
Expected credit losses (ECL) - Related parties	(2)	(2)
Total trade and other receivables	5,389	7,982
Current	4,377	6,135
Non-current	1,012	1,847

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 421 as of September 30, 2024 (US$ 503 as of December 31, 2023).

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling US$ 351 (US$ 611 as of December 31, 2023), from the sale of the Roncador field, totaling US$ 360 (US$ 360 as of December 31, 2023), and the Potiguar cluster, totaling US$ 213 (US$ 265 as of December 31, 2023).

On June 26, 2024, the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and immediately deposited in guarantee of a tax lawsuit. The deposit amounts to US$ 255 as of September 30, 2024.

9.2.	Aging of trade and other receivables – third parties
	09.30.2024		12.31.2023
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,856	(24)	6,948	(34)
Overdue:
1-90 days (1)	230	(41)	472	(43)
91-180 days	20	(12)	19	(10)
181-365 days	42	(35)	63	(57)
More than 365 days	1,619	(1,432)	1,677	(1,469)
Total	6,767	(1,544)	9,179	(1,613)
(1) On January 10, 2024, Petrobras received US$ 298 from Carmo Energy as the last installment relating to the sale of the Carmópolis cluster, which was due on December 20, 2023.

9.3.	Changes in provision for expected credit losses – third parties and related parties
	2024 Jan-Sep	2023 Jan-Sep
Opening balance	1,615	1,536
Additions	113	109
Write-offs	(12)	(42)
Reversals	(61)	(40)
Translation adjustment	(109)	38
Closing balance	1,546	1,601
Current	250	278
Non-current	1,296	1,323

10.	Inventories
	09.30.2024	12.31.2023
Crude oil	2,955	3,375
Oil products	2,235	2,196
Intermediate products	532	635
Natural gas and Liquefied Natural Gas (LNG)	133	78
Biofuels	19	13
Fertilizers	1	1
Total products	5,875	6,298
Materials, supplies and others	1,567	1,383
Total	7,442	7,681

In the nine-month period ended September 30, 2024, the Company recognized a US$ 42 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 4 reversal of cost of sales in the nine-month period ended September 30, 2023), primarily due to changes in international prices of crude oil and oil products.

At September 30, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 935.

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Trade payables
	09.30.2024	12.31.2023
Third parties in Brazil	3,564	3,624
Third parties abroad	1,686	1,176
Related parties	49	13
Total	5,299	4,813

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2024, the balance advanced by suppliers, within the scope of the program, is US$ 126 (US$ 110 as of December 31, 2023) and has a payment term from 4 to 92 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Taxes in Brazil
Income taxes	584	199	594	989	−	−
Income taxes - Tax settlement programs	−	−	55	58	238	299
	584	199	649	1,047	238	299
Taxes abroad	5	19	510	253	−	−
Total	589	218	1,159	1,300	238	299

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Net income (loss) before income taxes	14,696	27,148	8,096	7,747
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(4,996)	(9,231)	(2,753)	(2,634)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	834	942	326	331
Different jurisdictional tax rates for companies abroad	748	400	221	299
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(133)	(323)	9	(127)
Tax incentives	30	112	21	35
Tax loss carryforwards (unrecognized tax losses) (2)	91	(14)	8	3
Non-taxable income (non-deductible expenses), net	50	-	22	-
Enrollment to the tax settlement program (3)	(145)	-	10	-
Post-employment benefits	(780)	(270)	(128)	(92)
Results of equity-accounted investments in Brazil and abroad	(124)	(74)	8	(85)
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	95	64	47	45
Others	5	(41)	4	(38)
Income taxes	(4,325)	(8,435)	(2,205)	(2,263)
Deferred income taxes	937	(1,181)	(468)	304
Current income taxes	(5,262)	(7,254)	(1,737)	(2,567)
Effective tax rate of income taxes	29.4%	31.1%	27.2%	29.2%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) In the nine-month period ended September 30, 2024, Petrobras recognized a tax loss and a negative basis of the CSLL of a subsidiary in the amount of US$ 53, within the scope of the incentivized self-regulation program for taxes administered by the Federal Revenue of Brazil (Law No. 14.740/23 and RFB Normative Instruction No. 2.168/23), to settle a debt amounting to US$ 112, with a US$ 59 down payment.
(3) For the more information, see note 12.3.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Sep/2024	Jan-Sep/2023
Opening balance	(9,945)	(5,918)
Recognized in the statement of income for the period	937	(1,181)
Recognized in shareholders’ equity	1,795	(1,811)
Translation adjustment	937	(269)
Use of tax loss carryforwards	(5)	-
Others	(3)	(10)
Closing balance	(6,284)	(9,189)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	09.30.2024	12.31.2023
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(4,893)	(6,296)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,428	4,203
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(8,558)	(9,369)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(17,938)	(18,784)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	49	(2,479)
Leasings	Appropriation of the considerations	9,538	9,240
Provision for decommissioning costs	Payments and use of provisions	7,030	8,010
Provision for legal proceedings	Payments and use of provisions	949	954
Tax loss carryforwards	Taxable income compensation	1,112	1,140
Inventories	Sales, write-downs and losses	393	411
Employee Benefits	Payments and use of provisions	1,795	2,036
Others		811	989
Total		(6,284)	(9,945)
Deferred tax assets		980	965
Deferred tax liabilities		(7,264)	(10,910)

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Uncertain treatments on Corporate Income Tax (CIT)

In 2023 and 2024, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of US$ 518, considering the compensation of available credits and the update through September 30, 2024 by applicable interest rate.

Tax treatments of certain subsidiaries from 2020 to 2023 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of US$ 246. Thus, the total amount of these uncertain tax treatments is US$ 764, updated through September 30, 2024 by applicable interest rate.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, in the second quarter of 2023, a liability was recognized with a corresponding effect in income taxes within the statement of income in 2023, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss, and updated as of September 30, 2024 by applicable interest rate.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Taxes in Brazil
Current / Non-current ICMS (VAT)	626	592	545	607	971	1,032	−	−
Current / Non-current PIS and COFINS	1,165	304	2,541	2,876	508	265	142	141
Claim to recover PIS and COFINS	−	−	665	733	−	−	−	−
Production taxes	−	−	−	−	1,750	2,094	109	145
Withholding income taxes	−	−	−	−	99	272	−	−
Enrollment to the tax settlement program (2)	−	−	−	−	765	−	−	−
Others	50	58	334	290	391	443	83	90
Total in Brazil	1,841	954	4,085	4,506	4,484	4,106	334	376
Taxes abroad	8	6	18	10	10	60	−	−
Total	1,849	960	4,103	4,516	4,494	4,166	334	376
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) For more information, see note 12.3.

12.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice published in the same month by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provided for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount on June 28, 2024, date of the enrollment, was US$ 8,087. The balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, was disclosed in the financial statements as of December 31, 2023, note 19.3.

The enrollment to this program brings economic benefits, as continuing the discussions would require further financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

The Transaction Notice provided for a 65% discount on the debt in Brazilian reais, after the conversion of related judicial deposits into definitive payment. Therefore, on the enrollment date, the Company recognized a US$ 3,571 liability in the statement of financial position, within other taxes payable, relating to CIDE, PIS, and COFINS. The settlement of this tax liability is defined as follows:

•	use, in June 2024, of nominal amounts of judicial deposits related to the debts to be settled through this program, in the amount of US$ 1,197;
•	use, in June 2024, of tax loss carryforwards of subsidiaries, in the amount of US$ 233;

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	down payment of US$ 642 upon enrollment in June 2024 and payment of installments totaling US$ 766 in the third quarter of 2024, with the remaining balance to be paid in 3 monthly installments until December 2024, updated by the Selic interest rate.

The calculation of the liability related to this transaction is presented as follows:

09.30.2024
Enrollment to the program	3,571
Use of judicial deposits	(1,197)
Use of tax credits	(233)
Down payment and monthly installments	(1,408)
Indexation to the Selic interest rate	15
Translation adjustment	17
Balance at September 30, 2024	765

As part of this tax transaction is related to projects in which the Company operates in partnership in E&P consortia, Petrobras started negotiations with its partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of US$ 478, of which:

•	US$ 445 receivable was recognized from June to September 2024 relating to reimbursements approved by partners until September 30, 2024, of which US$ 337 has already been received by Petrobras;
•	US$ 33 are considered contingent assets on September 30, 2024, relating to reimbursements under negotiation with partners.

Effects or the tax transaction in the statement of income

Jan-Sep/2024
Principal and fines	1,640
Indexation to the SELIC interest rate as of the enrollment	2,043
Total debt enrolled in the tax settlement program (1)	3,683
PIS and COFINS tax credits after enrolling the program (2)	(538)
Use of tax loss carryforwards	(240)
Indexation to the Selic interest rate of Judicial deposits, taxes over tax credits and others	257
Income taxes (3)	(921)
Effect in the statement of income	2,241
Reimbursements approved by partners in joint ventures until September 30, 2024	(445)
Income taxes (3)	133
Total effect on the statement of income	1,929
Other taxes	682
Net finance income (expense)	2,035
Income taxes	(788)
Total effect on the statement of income	1,929
(1) Amounts differ from the previous table due to different exchange rates on translation of liabilities (closing exchange rate) and income and expenses (average exchange rate).
(2) It arises from the debts included in the tax transaction, after discount applied, as provided for in the transaction notice, recognized as an asset in the statement of financial position, within other recoverable taxes.
(3) Tax effects resulting from the tax transaction.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	09.30.2024	12.31.2023
Liabilities
Short-term employee benefits	1,973	1,986
Termination benefits	86	143
Post-employment benefits	15,053	16,382
Total	17,112	18,511
Current	2,883	2,932
Non-current	14,229	15,579

13.1.	Short-term employee benefits
	09.30.2024	12.31.2023
Variable compensation programs	374	464
Accrued vacation and 13th salary	846	574
Salaries and related charges and other provisions	288	343
Profit sharing	465	605
Total	1,973	1,986
Current	1,943	1,944
Non-current (1)	30	42
(1) Remaining balance relating to the four-year deferral of the PPP portion of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Salaries, accrued vacations and related charges	(2,819)	(2,526)	(952)	(922)
Variable compensation programs (1)	(355)	(471)	(176)	(200)
Profit sharing (1)	(475)	(108)	(164)	(41)
Management fees and charges	(10)	(9)	(3)	(4)
Total	(3,659)	(3,114)	(1,295)	(1,167)
(1) It includes adjustments to provisions related to previous years.

13.1.1.	Variable compensation programs

Performance award programs (Programa de Prêmio por Desempenho - PRD and Programa de Prêmio por Performance - PPP)

In the nine-month period ended September 30, 2024, the Company:

•	paid US$ 410 relating these programs, since the metrics relating to the Company’s and individual performance were achieved in 2023; and
•	provisioned US$ 356 relating to these programs for the nine-month period ended September 30, 2024 (US$ 469 for the same period of 2023), recorded in other income and expenses, including variable compensation programs from consolidated companies.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the nine-month period ended September 30, 2024, the Company:

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	paid US$ 573, considering the current agreement for this program, which provides individual limits according to employee remuneration; and
•	provisioned US$ 475 relating to this program for the nine-month period ended September 30, 2024 (US$ 108 for the same period of 2023), recorded in other income and expenses.
13.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

Voluntary severance programs

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages. These programs are currently closed for enrollment.

Recognition of the liability and the expense for termination benefits occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of September 30, 2024, from the balance of US$ 86, US$ 4 refers to the second installment of 77 retired employees and US$ 82 refers to 755 employees enrolled in voluntary severance programs with expected termination by 2027.

13.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	09.30.2024	12.31.2023
Liabilities
Health Care Plan - Saúde Petrobras	9,041	9,662
Petros Pension Plan - Renegotiated (PPSP-R)	3,748	4,221
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,198	1,338
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	478	519
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	426	461
Petros 2 Pension Plan (PP-2)	162	181
Total	15,053	16,382
Current	914	907
Non-current	14,139	15,475

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and the Collective Bargaining Agreement (ACT), and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, being 60% by the Company and 40% by the participants until March 31, 2024.

As provided in clause 37 paragraph 2 of the ACT, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 26, 2024, the aforementioned resolutions were revoked and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

Intermediate remeasurement on the health care plan

The intermediate remeasurement of this post-employment plan made in June 2024 resulted in a US$ 23 increase in actuarial liabilities, as follows: (i) a US$ 1,291 expense within other income and expenses, due to the change in the benefit costing; (ii) a US$ 1,265 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to the actuarial liability, from 5.45% as of December 31, 2023 to 6.48% as of June 30, 2024, and to the reduction in the estimated change in medical and hospital medical costs, from 13.11% as of December 31, 2023 to 12.70% as of June 30, 2024; and (iii) a US$3 gain within translation adjustments.

The other actuarial assumptions used to carry out the intermediate remeasurement in the second quarter of 2024 had no change in relation to those used in the annual remeasurement made as of December 31, 2023.

Sensitivity analysis of the defined benefit healthcare plan

The effects of a 100 basis points (bps) change in the discount rate and in the expected changes in medical and hospital costs are set out below:

	Discount Rate		Expected changes in medical and hospital costs
	+100 bps	-100 bps	+100 bps	-100 bps
Present value of obligation	(896)	1,092	1,215	(1,003)
Current Service cost and interest cost	(25)	30	87	(71)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

On March 28, 2024, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2023, sponsored by the Company.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2023 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	353	101
Ordinary and extraordinary future contributions - sponsor	4,735	1,392
Contributions related to the TFC - sponsor	791	477
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,139)	(171)
Net actuarial liability recorded by the Company	4,740	1,799
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

• Sponsor Contributions – in the calculation of the obligation, Petros considers the future cash flow of ordinary and extraordinary sponsor and participants contributions, discounted to present value, according to the CNPC criteria, while the Company only considers them as they are made.

• Financial Assumptions - the main difference is the definition of the real interest rate established by Petros, which is according to the expected profitability of the current investment portfolios and the parameters published by the CNPC, considering a moving average of recent years in setting safety limits. On the other hand, the Company determines the real interest rates through an equivalent rate that combines the maturity profile of pension and health care obligations with the future yield curve of long-term Brazilian Federal Government securities (“Tesouro IPCA”, formerly known as NTN).

• Changes in the fair value of plan assets – Petros measures government securities based on its curve, with a portfolio immunization strategy, while in the Company measures at market value.

13.3.1.	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	307	118	10	2,109	2,544
Past service cost	−	−	−	1,291	1,291
Current service cost	7	2	−	157	166
Net interest	300	116	10	661	1,087
Recognized in Equity - other comprehensive income	−	−	−	(1,265)	(1,265)
(Gains)/losses arising from the remeasurement (2)	−	−	−	(1,265)	(1,265)
Cash effects	(293)	(91)	(9)	(365)	(758)
Contributions paid	(279)	(84)	(9)	(365)	(737)
Payments related to Term of financial commitment (TFC)	(14)	(7)	−	−	(21)
Other changes	(528)	(202)	(20)	(1,100)	(1,850)
Translation Adjustment	(528)	(202)	(20)	(1,100)	(1,850)
Balance at September 30, 2024	4,226	1,624	162	9,041	15,053
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement on the health care plan, which changed the benefit costing.

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2022	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	367	126	22	638	1,153
Current service cost	8	2	8	108	126
Net interest	359	124	14	530	1,027
Recognized in Equity - other comprehensive income	109	−	−	−	109
(Gains)/losses arising from the remeasurement (2)	109	−	−	−	109
Cash effects	(285)	(84)	(5)	(309)	(683)
Contributions paid	(271)	(78)	(5)	(309)	(663)
Payments related to Term of financial commitment (TFC)	(14)	(6)	−	−	(20)
Other changes	169	59	7	244	479
Others	−	−	−	1	1
Translation Adjustment	169	59	7	243	478
Balance at September 30, 2023	4,250	1,481	187	6,386	12,304
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses) (2)	(27)	(7)	(1)	(602)	(637)
Related to retirees (other income and expenses) (3)	(280)	(111)	(9)	(1,507)	(1,907)
Net costs for Jan-Sep/2024	(307)	(118)	(10)	(2,109)	(2,544)
Related to active employees (cost of sales and expenses)	(36)	(7)	(10)	(223)	(276)
Related to retirees (other income and expenses)	(331)	(119)	(12)	(415)	(877)
Net costs for Jan-Sep/2023	(367)	(126)	(22)	(638)	(1,153)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by US$ 291.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by US$ 1,000.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(8)	(2)	−	(94)	(104)
Related to retirees (other income and expenses)	(89)	(36)	(3)	(177)	(305)
Net costs for Jul-Sep/2024	(97)	(38)	(3)	(271)	(409)
Related to active employees (cost of sales and expenses)	(12)	(3)	(3)	(76)	(94)
Related to retirees (other income and expenses)	(113)	(41)	(4)	(142)	(300)
Net costs for Jul-Sep/2023	(125)	(44)	(7)	(218)	(394)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.3.2.	Contributions

In the nine-month period ended September 30, 2024, the Company contributed with US$ 758 (US$ 683 in the same period of 2023), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.2), and with US$ 169 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans
(US$ 156 for PP-2 and US$ 1 for PP-3 in the same period of 2023), which were recognized in the statement of income.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; (iii) claims for alleged non-payment of social security contributions on allowances and bonuses; (iv) claims for alleged non-payment of VAT Tax (ICMS) on property, plant and equipment tax credits; and (v) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	09.30.2024	12.31.2023
Labor claims	723	806
Tax claims	444	544
Civil claims	1,786	1,614
Environmental claims	308	341
Total	3,261	3,305

	Jan-Sep/2024	Jan-Sep/2023
Opening Balance	3,305	3,010
Additions, net of reversals	394	379
Use of provision	(496)	(437)
Revaluation of existing proceedings and interest charges	426	284
Others	19	(3)
Translation adjustment	(387)	132
Closing Balance	3,261	3,365

In preparing its unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets	09.30.2024	12.31.2023
Tax	9,068	10,607
Labor	878	979
Civil	2,906	2,977
Environmental	146	115
Others	−	68
Total	12,998	14,746

	Jan-Sep/2024	Jan-Sep/2023
Opening Balance	14,746	11,053
Additions	829	1,099
Use (1)	(1,458)	(78)
Accruals and charges	519	886
Others	9	(3)
Translation adjustment	(1,647)	465
Closing Balance	12,998	13,422
(1) It includes, in the nine-month period ended September 30, 2024, US$ 1,276 referring to the nominal values of deposits used when enrolling to the tax settlement program, in the second quarter of 2024, on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 12.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 37 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30, 2024, the balance of production capacity held in guarantee in the NJP is US$ 2,202 (US$ 7,997 as of December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in September 2024.

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of September 30, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	09.30.2024	12.31.2023
Tax	24,103	37,189
Labor	7,328	10,150
Civil	11,039	11,455
Environmental	1,452	1,427
Total	43,922	60,221

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) withholding income tax (IRRF) on remittances for payments of vessel charters; (iv) collection of IRPJ and CSLL on transfer price; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (vi) collection of ICMS involving several states; and (vii) incidence of social security contributions on the payment of bonuses.
•	Labor matters, comprising: (i) mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (iii) collective and individual claims that discuss topics related to pension plans managed by Petros; (iv) regulation agencies fines, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Environmental matters comprising indemnities for damages and fines related to the Company operations.
14.3.1.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created through collective bargaining with union entities and was approved at employee meetings, being finally put into practice by Petrobras in 2007, but started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF), suspending the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

In July 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision was published in March 2024, becoming final and unappealable. The Company monitors the application of the Supreme Federal Court decision in the lower courts.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies, and monitors the evolution of the subject in the TST for possible future changes in the amounts and expectations of this litigation.

As of September 30, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 108, while the contingent liabilities amount to US$ 5,624.

14.4.	Class action and related proceedings
14.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits in which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the Court issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Therefore, the Court rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the Court confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The rule issued by the Court on October 30, 2024 is subject to appeal.

Even in relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to deny the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. However, the Association filed a new appeal. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in the nine-month period ended September 30, 2024.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course and scheduled the beginning of the trial hearing for March 31, 2025.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4.	Arbitrations proposed by non-controlling shareholders in Brazil

In one of the arbitrations being processed before the Market Arbitration Chamber of the Brazilian Stock Exchange (B3), a final arbitration award was handed down in favor of Petrobras. This arbitration was initiated by an association and was intended to be collective, trying to encompass all Petrobras shareholders who acquired shares on B3 between January 22, 2010 and July 28, 2015. The ruling extinguished the arbitration process, understanding that, due to Law No. 7,913/89, an association does not have the legitimacy to act as a substitute for shareholders. In other arbitrations proposed by non-controlling shareholders in Brazil, there were no relevant changes in the nine-month period ended September 30, 2024.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2023.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	09.30.2024	12.31.2023
Onshore	411	447
Shallow waters	5,240	6,253
Deep and ultra-deep post-salt	9,250	10,873
Pre-salt	5,147	5,630
Total	20,048	23,203
Current	1,701	2,032
Non-current	18,347	21,171

Changes in the provision for decommissioning costs are presented as follows:

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current liabilities	2024 Jan-Sep	2023 Jan-Sep
Opening balance	23,202	18,600
Adjustment to provision	74	22
Transfers related to liabilities held for sale (1)	(332)	(6)
Use of provisions	(1,092)	(819)
Interest accrued	749	629
Others	14	(5)
Translation adjustment	(2,567)	783
Closing balance	20,048	19,204
(1) It refers to the transfer of US$ 332 related to the Cherne cluster, in Rio de Janeiro state.

16.	Other assets and liabilities

Assets	09.30.2024	12.31.2023
Escrow account and/ or collateral	1,049	1,009
Advances to suppliers	2,364	1,814
Prepaid expenses	411	453
Derivatives transactions	124	92
Assets related to E&P partnerships	334	255
Others	246	262
	4,528	3,885
Current	1,757	1,570
Non-Current	2,771	2,315

Liabilities	09.30.2024	12.31.2023
Obligations arising from divestments	1,008	1,200
Contractual retentions	676	716
Advances from customers	295	692
Provisions for environmental expenses, research and development and fines	672	708
Other taxes	334	376
Unclaimed dividends	321	337
Derivatives transactions	126	62
Obligations arising from acquisition of equity interests	146	156
Various creditors	99	138
Others	470	520
	4,147	4,905
Current	2,428	3,015
Non-Current	1,719	1,890

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	−	269	9,996	70	4,553	14,888
Decommissioning costs - Additions to / review of estimates	−	−	−	66	−	66
Capitalized borrowing costs	−	−	1,150	−	−	1,150
Write-offs	(7)	(70)	(222)	(4)	(28)	(331)
Transfers (5)	(11)	2,774	(3,950)	1,584	(17)	380
Transfers to assets held for sale	−	(20)	(5)	(109)	−	(134)
Depreciation, amortization and depletion	(55)	(3,760)	−	(2,861)	(4,559)	(11,235)
Impairment reversal (note 19)	3	32	2	−	13	50
Translation adjustment	(292)	(6,444)	(2,646)	(4,412)	(3,385)	(17,179)
Balance at September 30, 2024	2,325	51,190	25,841	34,766	26,957	141,079
Cost	4,027	106,015	34,687	68,020	42,190	254,939
Accumulated depreciation and impairment (4)	(1,702)	(54,825)	(8,846)	(33,254)	(15,233)	(113,860)

Balance at December 31, 2022	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	330	8,555	7	11,541	20,433
Decommissioning costs - Additions to / review of estimates	−	−	−	7	−	7
Capitalized borrowing costs	−	−	917	−	−	917
Signature Bonuses Transfers (6)	−	−	−	16	−	16
Write-offs	(8)	(259)	(45)	(34)	(152)	(498)
Transfers (5)	(3)	2,536	(4,187)	1,853	1	200
Transfers to assets held for sale	(16)	(36)	(8)	(25)	−	(85)
Depreciation, amortization and depletion	(62)	(3,710)	−	(3,423)	(3,955)	(11,150)
Impairment recognition (note 19)	−	(201)	(320)	(5)	−	(526)
Impairment reversal (note 19)	1	14	−	−	28	43
Translation adjustment	109	2,283	672	1,568	713	5,345
Balance at September 30, 2023	2,559	56,104	20,422	38,398	27,388	144,871
Cost	4,426	111,680	29,652	71,894	40,861	258,513
Accumulated depreciation and impairment (4)	(1,867)	(55,576)	(9,230)	(33,496)	(13,473)	(113,642)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.
(6) Transfer from Intangible Assets.

Additions to assets under construction are mainly due to investments in the production development of the Búzios field and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of drilling rigs for E&P operations, vessels and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia.

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (between 3 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at September 30, 2024	16,638	8,697	1,622	26,957
Cost	22,017	17,706	2,467	42,190
Accumulated depreciation and impairment	(5,379)	(9,009)	(845)	(15,233)
Balance at December 31, 2023	19,056	9,204	2,120	30,380
Cost	23,859	18,000	2,970	44,829
Accumulated depreciation and impairment	(4,803)	(8,796)	(850)	(14,449)

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Sep/2024	Jan-Sep/2023
Opening balance	462	407
Additions on PP&E	119	26
Payments made	(1)	−
Other income and expenses	30	39
Translation adjustments	(58)	16
Closing balance (1)	552	488
(1) Notably Berbigão, Sururu and Agulhinha.

Closed agreements

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava AIP, was signed. The amount paid by Petrobras to Pré-sal Petróleo S.A. (PPSA) on June 24, 2024 was US$ 1.

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2024, the capitalization rate was 7.13% p.a. (6.93% p.a. for the nine-month period ended September 30, 2023).

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	21	152	−	173
Capitalized borrowing costs	−	7	−	7
Write-offs	−	(1)	−	(1)
Transfers	−	5	−	5
Amortization	(3)	(96)	−	(99)
Impairment recognition (note 19)	(224)	−	−	(224)
Translation adjustment	(273)	(70)	(2)	(345)
Balance at September 30, 2024	1,946	589	23	2,558
Cost	2,233	1,823	23	4,079
Accumulated amortization and impairment	(287)	(1,234)	−	(1,521)
Estimated useful life in years	(2)	5	Indefinite

Balance at December 31, 2022	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	148	132	−	280
Capitalized borrowing costs	−	10	−	10
Write-offs	(35)	−	−	(35)
Transfers	−	1	−	1
Signature Bonuses Transfers (3)	(16)	−	−	(16)
Amortization	(3)	(71)	−	(74)
Impairment recognition (note 19)	(364)	−	−	(364)
Translation adjustment	108	19	1	128
Balance at September 30, 2023	2,361	530	25	2,916
Cost	2,780	1,760	25	4,565
Accumulated amortization and impairment	(419)	(1,230)	−	(1,649)
Estimated useful life in years	(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(3) Transfer to PP&E Assets.

Blocks in the Pelotas Basin - 4th Permanent Concession Offering Cycle

On December 13, 2023, Petrobras acquired exploration and production rights for oil and natural gas in 29 blocks in the Pelotas Basin during the 4th Permanent Concession Offering Cycle conducted by ANP.

On August 30, 2024, the Company signed 26 contracts of this offering cycle, with the payment of US$ 19 (R$ 108 million) of signature bonus to the ANP. Petrobras will be the operator of the 26 blocks, with a 70% interest, while Shell will hold a 30% interest.

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Impairment
Statement of income	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Impairment (losses) reversals	46	(482)	−	(78)
Exploratory assets	(224)	(364)	(224)	(364)
Impairment of equity-accounted investments	15	8	(3)	7
Net effect within the statement of income	(163)	(838)	(227)	(435)
Losses	(234)	(898)	(228)	(444)
Reversals	71	60	1	9

Statement of financial position	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Property, plant and equipment	50	(483)	−	(79)
Intangible assets	(224)	(364)	(224)	(364)
Assets classified as held for sale	8	1	−	1
Investments	3	8	(3)	7
Net effect within the statement of financial position	(163)	(838)	(227)	(435)

The Company tests annually its assets for impairment or when there is an indication that their carrying amount may not be recoverable. In the nine-month period ended September 30, 2024, net losses were recognized in the amount of US$ 163, mainly due to the assessment of the economic unfeasibility of exploratory assets located in the Campos basin (blocks C-M-657 and C-M-709). In October 2024, the Company’s management approved the full and voluntary return of these blocks to the ANP, ceasing the development of these projects, resulting in the recognition of a US$ 224 loss.

This loss was partially offset mainly by:

•	a US$ 37 impairment reversal of property, plant and equipment after management approval of the return of the operational activities of the fertilizer plant Araucária Nitrogenados S.A. (ANSA). The projected cash flow to determine the value in use of ANSA considered the resumption of operations for the second half of 2025 and a post-tax discount rate in constant currency of 7.70% p.a.;
•	a US$ 13 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba;
•	a US$ 12 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18.8% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

In the nine-month period ended September 30, 2023, the Company recognized net losses amounting to US$ 838, mainly arising from the assessment of the second refining unit of RNEST, which resulted in the recognition of a US$ 383 impairment loss, mainly due to: (i) review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; (ii) increase in the discount rate to 7.4% p.a.; and (iii) appreciation of the real against the dollar on estimated future cash flows.

In addition, assessments carried out on exploratory assets located in the pre-salt layer of the Campos basin (blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413), due to the economic unfeasibility of projects in the phase of production development, resulted in the recognition of a US$ 364 loss. In October 2023, the Company’s management approved the full and voluntary return of these blocks to the ANP.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Sep/2024	Jan-Sep/2023
Property plant and equipment
Opening Balance	1,512	1,876
Additions	254	339
Write-offs	(25)	(1)
Transfers	−	(813)
Translation adjustment	(170)	92
Closing Balance	1,571	1,493
Intangible assets
Opening Balance	2,313	2,406
Additions	19	147
Write-offs	−	(35)
Transfers	−	(16)
Losses on exploration expenditures written off	(224)	(364)
Translation adjustment	(260)	104
Closing Balance	1,848	2,242
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,419	3,735
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The recognition of losses in Intangible assets (US$ 224), in the nine-month period ended September 30, 2024, was due to the economic unfeasibility of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin, given that the Company decided not to complete the development of these projects (see note 19).

In the nine-month period ended September 30, 2023, the recognition of losses in Intangible Assets (US$ 364) was due to the economic unfeasibility of the projects in blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, which were in the production development phase, located in the pre-salt layer of the Campos Basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(288)	(420)	(95)	(103)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(414)	(410)	(309)	(372)
Contractual penalties on local content requirements	(5)	9	(1)	2
Other exploration expenses	(8)	(7)	(1)	(7)
Total expenses	(715)	(828)	(406)	(480)
Cash used in:
Operating activities	296	427	96	111
Investment activities	445	502	174	195
Total cash used	741	929	270	306
(1) It includes amounts relating to economic unfeasibility of exploratory blocks (note 19).

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,431 (US$ 1,770 as of December 31, 2023), which is still in force as of September 30, 2024, net of commitments undertaken. As of September 30, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,408 (US$ 1,756 as of December 31, 2023) and bank guarantees of US$ 23 (US$ 14 as of December 31, 2023).

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2023	481	877	1,358
Investments	9	4	13
Transfer to assets held for sale	−	(11)	(11)
Restructuring, capital decrease and others	−	(2)	(2)
Results of equity-accounted investments	104	(408)	(304)
Translation adjustment	(2)	159	157
Other comprehensive income	−	(123)	(123)
Dividends	(111)	(3)	(114)
Balance at September 30, 2024	481	493	974
(1) It includes other investments.

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2022	546	1,020	1,566
Investments	12	10	22
Results of equity-accounted investments	(22)	(213)	(235)
Translation adjustment	2	(83)	(81)
Other comprehensive income	1	165	166
Dividends	(63)	(1)	(64)
Balance at September 30, 2023	476	898	1,374
(1) It includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

			09.30.2024	12.31.2023
	E&P	Corporate and other businesses	Total	Total
Assets classified as held for sale
Property, plant and equipment	420	−	420	335
Total	420	−	420	335
Liabilities on assets classified as held for sale
Finance debt	−	46	46	99
Provision for decommissioning costs	725	−	725	442
Total	725	46	771	541

23.1.	Sales pending closing at September 30, 2024

Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10, of which US$ 1 was received at the transaction signing and the remainder will be received on the closing date.

23.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2024	Assets recognized in previous periods	Balance of contingent assets as of September 30, 2024

Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	36	246	368
Baúna field	November 2020	285	48	196	41
Miranga cluster	December 2021	85	15	70	−
Cricare cluster	December 2021	118	−	76	42
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	32	16	42
Albacora Leste field	January 2023	250	167	58	25
Norte Capixaba cluster	April 2023	66	−	22	44
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	April 2022	5,244	101	948	4,195
Total		6,953	399	1,720	4,834

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	09.30.2024	12.31.2023
Banking market	2,541	2,262
Capital market	2,491	3,130
Development banks (1)	587	698
Others	3	1
Total	5,622	6,091
Abroad
Banking market	4,949	6,303
Capital market	13,514	14,384
Export credit agency	1,517	1,870
Others	154	153
Total	20,134	22,710
Total finance debt	25,756	28,801
Current	3,957	4,322
Non-current	21,799	24,479
(1) It includes BNDES, FINAME and FINEP.

Current finance debt is composed of:

	09.30.2024	12.31.2023
Short-term debt	18	4
Current portion of long-term debt	3,503	3,776
Accrued interest on short and long-term debt	436	542
Total	3,957	4,322

The capital market balance is mainly composed of US$ 12,938 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,508 in debentures and US$ 866 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2025 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, 88% and 12%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2026 and 2037, do not require collateral and are not convertible into shares or equity interests.

On September 30, 2024, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2023. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	560	993	1,553
Repayment of principal (1)	(482)	(3,643)	(4,125)
Repayment of interest (1)	(327)	(1,174)	(1,501)
Accrued interest (2)	364	1,162	1,526
Foreign exchange/ inflation indexation charges	105	380	485
Translation adjustment	(688)	(295)	(983)
Balance at September 30, 2024	5,622	20,134	25,756

	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	15	1,285	1,300
Repayment of principal (1)	(264)	(2,021)	(2,285)
Repayment of interest (1)	(299)	(1,195)	(1,494)
Accrued interest (2)	332	1,374	1,706
Foreign exchange/ inflation indexation charges	93	(152)	(59)
Translation adjustment	201	156	357
Modification of contractual cash flows	(17)	-	(17)
Balance at September 30, 2023	4,968	24,494	29,462
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Sep/2024			Jan-Sep/2023
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	1,553	(4,125)	(1,501)	1,300	(2,285)	(1,494)
Discount on repurchase of debt securities		25	−		43	−
Deposits linked to finance debt (1)		(127)	(28)		(240)	(78)
Net cash used in financing activities	1,553	(4,227)	(1,529)	1,300	(2,482)	(1,572)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the nine-month period ended September 30, 2024, the Company repaid several finance debts, in the amount of US$ 5,756, notably: (i) repurchase and withdraw of US$ 1,318 of securities in the international capital market; and (ii) the pre-payment of US$ 250 of loan in the international banking market.

In September 2024, the Company raised US$ 978 through the issuance of Global Notes in the international capital market, maturing in 2035.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.4.	Summarized information on current and non-current finance debt
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair Value

Financing in U.S. Dollars (US$):	1,378	2,614	1,461	2,147	1,540	9,102	18,242	18,407
Floating rate debt (2)	1,299	1,933	1,120	1,468	523	429	6,772
Fixed rate debt	79	681	341	679	1,017	8,673	11,470
Average interest rate p.a.	6.4%	6.0%	6.3%	5.8%	5.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	109	276	451	134	135	4,210	5,315	5,027
Floating rate debt (3)	70	132	127	35	35	2,832	3,231
Fixed rate debt	39	144	324	99	100	1,378	2,084
Average interest rate p.a.	6.7%	8.2%	8.4%	8.6%	8.8%	7.5%	7.9%
Financing in Euro (€):	−	15	−	−	137	424	576	586
Fixed rate debt	−	15	−	−	137	424	576
Average interest rate p.a.	0.0%	4.6%	0.0%	0.0%	4.6%	4.7%	4.6%
Financing in Pound Sterling (£):	31	26	621	−	−	945	1,623	1,604
Fixed rate debt	31	26	621	−	−	945	1,623
Average interest rate p.a.	6.2%	6.2%	6.2%	0.0%	0.0%	6.5%	6.3%
Total as of September 30, 2024	1,518	2,931	2,533	2,281	1,812	14,681	25,756	25,624
Average interest rate	6.4%	6.5%	6.7%	6.5%	6.3%	6.6%	6.6%
Total as of December 31, 2023	4,322	3,066	2,551	2,547	1,816	14,499	28,801	29,329
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%
(1) The average maturity of outstanding debt as of September 30, 2024 is 11.57 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,019 of September 30, 2024 (US$ 13,971 of December 31, 2023); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 12,605 as of September 30, 2024 (US$ 15,358 as of December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of September 30, 2024, 21% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 0.2% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2024	2025	2026	2027	2028	2029 and thereafter	09.30.2024	12.31.2023
Principal	1,239	2,797	2,583	2,329	1,929	15,225	26,102	29,181
Interest	422	1,571	1,461	1,225	1,038	14,877	20,595	22,541
Total (1)	1,661	4,368	4,044	3,554	2,967	30,102	46,697	51,722
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

24.5.	Lines of credit
						09.30.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	367	−	367
Petrobras (2)	Banco do Brasil	10/4/2018	10/4/2029	734	−	734
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	60	−	60
Total				1,161	−	1,161
(1) On April 08, 2024, Petrobras reduced part of the Revolving Credit Facility to US$ 4,110 compared to the US$ 5,000 contracted in 2021. Thus, US$ 5,000 will be available for withdrawal until November 16, 2026 and US$ 4,110 from November 16, 2026, to November 16, 2028.
(2) On June 18, 2024, Petrobras renewed the RCF with Banco do Brasil, extending its maturity to October 4, 2029, and increasing its amount from US$ 367 (R$ 2 billion) to US$ 734 (R$ 4 billion).

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	985	3,108	4,093
Payment of principal and interest (1)	(1,986)	(3,766)	(5,752)
Interest expenses	396	1,273	1,669
Foreign exchange losses	338	3,186	3,524
Translation adjustment	(766)	(3,191)	(3,957)
Balance at September 30, 2024	5,759	27,617	33,376
Current			7,749
Non-current			25,627
(1) The Statement of Cash Flows comprises US$ 44 (US$ 14 on September 30, 2023) relating to changes on liabilities held for sale.

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	1,576	9,312	10,888
Payment of principal and interest	(1,607)	(2,873)	(4,480)
Interest expenses	368	901	1,269
Foreign exchange losses	(116)	(771)	(887)
Translation adjustment	244	656	900
Balance at September 30, 2023	6,485	25,050	31,535
Current			6,631
Non-current			24,904

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2024	2025	2026	2027	2028	2029 onwards	Total
Balance at September 30, 2024	2,287	7,408	5,588	4,040	2,994	26,258	48,575
Balance at December 31, 2023	7,442	6,137	4,547	3,367	2,708	25,939	50,140

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	09.30.2024	09.30.2023
Variable payments	782	927
Up to 1 year maturity	76	88

Variable payments x fixed payments	14%	21%

At September 30, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 69,387 (US$ 65,358 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.2.2.

26.	Equity
26.1.	Share capital (net of share issuance costs)

As of September 30, 2024 and December 31, 2023, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2024, the Company held 155,764,169 treasury shares, amounting to US$ 1,118 (US$ 737 as of December 31, 2023), of which 222,760 are common shares and 155,541,409 are preferred shares.

26.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	09.30.2024	12.31.2023
Legal	12,846	12,846
Statutory - R&D	3,397	3,397
Statutory – Capital remuneration	3,047	8,428
Tax incentives	1,998	1,998
Profit retention	43,038	43,038
Additional dividends proposed	−	2,934
Total	64,326	72,641

26.3.	Distributions to shareholders

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program is carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of US$ 1,116, including transaction costs (US$ 407 thousand), of which:

i.	104,064,000 preferred shares repurchased from August to December 2023 in the amount of US$ 735 (transaction costs of US$ 293 thousand); and
ii.	51,404,500 preferred shares repurchased from January to June 2024 in the amount of US$ 381 (transaction costs of US$ 114 thousand).

The cancellation of the treasury shares is expected to occur in the future by decision of the Company’s Board of Directors.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Dividends relating to 2023

On April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, the appropriation of the results for 2023 with a change to the management's original proposal made on March 7, 2024, of dividends referring to the application of the Shareholder Remuneration Policy formula (US$ 14,754), adjusting it to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (US$ 4,244). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is US$ 18,998 (equivalent to US$ 1.4634 per outstanding preferred and common share), as per the table below:

	Amount per Share	Amount
Anticipated dividends approved throughout 2023, including indexation to the SELIC interest rate, and paid until March 2024	0.9076	11,820
Dividends approved on March 7, 2024 (1) (2)	0.2270	2,934
Total dividends referring to the application of the Shareholder Remuneration Policy formula	1.1346	14,754
Extraordinary dividends (2)	0.3288	4,244
Total dividends relating to 2023	1.4634	18,998
(1) The amount per share of dividends was updated in relation to that disclosed in the financial statements for 2023 due to the current share repurchase program.
(2) The dates of record of the dividends referring to the application of the Policy formula and extraordinary dividends are April 25 and May 2, 2024, respectively.

Following the Annual General Shareholders Meeting, the amount of complementary dividends is US$ 7,178, equivalent to US$ 0.5558 per outstanding preferred and common share, considering the dividends referring to the application of the Policy formula (US$ 2,934) and extraordinary dividends (US$ 4,244). This amount was paid in two equal installments in May and June 2024, updated by the Selic rate from December 31, 2023 until the dates of payments.

Anticipation of dividends relating to 2024

In the nine-month period ended September 30, 2024, the Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 5,032, or R$ 27,020 million (US$ 0.3904 per outstanding preferred and common shares, or R$ 2.0964), based on the net income for the three-month periods ended March 31 and June 30, 2024, considering the application of the Shareholder Remuneration Policy formula (US$ 5,413) and the deduction of the shares repurchased by the Company during the period (US$ 381), excluding transaction costs, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	0.08715	1,123
Interim interest on capital - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	0.11577	1,492
Interim dividends - 2nd quarter of 2024	08.08.2024	08.21.2024	0.02584	333
Interim interest on capital - 2nd quarter of 2024	08.08.2024	08.21.2024	0.07348	947
Total interim dividends			0.30224	3,895
Intermediate dividends by use of a portion of profit retention reserve (2)	08.08.2024	08.21.2024	0.08818	1,137
Total interim and intermediate dividends			0.39042	5,032
Update by the SELIC interest rate				18
Total updated anticipated dividends			0.39042	5,050
(1) The amount of dividends and interest on capital per share was updated due to the share repurchase program, which reduced the number of outstanding shares.
(2) The application of the Shareholder Remuneration Policy formula results in a total dividend payment higher than the net income of the period, requiring the use of US$ 1,137 as a portion of profit retention reserve.

The dividends and interest on capital relating to the first quarter of 2024 were paid in 2 equal installments on August and September 2024, while the dividends and interest on capital relating to the second quarter of 2024 will be paid in 2 equal installments in November and December 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

This anticipation of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 834. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2024	Jan-Sep/2023
Consolidated opening balance of dividends payable	3,539	4,171
Opening balance of dividends payable to non-controlling shareholders	38	2
Opening balance of dividends payable to shareholders of Petrobras	3,501	4,169
Additions relating to complementary dividends	7,178	6,864
Additions relating to anticipated dividends	5,032	8,089
Payments made	(12,871)	(15,234)
Monetary restatement	385	473
Transfers to unclaimed dividends	(47)	(64)
Withholding income taxes over interest on capital and monetary restatement	(254)	(289)
Translation adjustment	(522)	324
Closing balance of dividends payable to shareholders of Petrobras	2,402	4,332
Closing balance of dividends payable to non-controlling shareholders	−	−
Consolidated closing balance of dividends payable	2,402	4,332

Unclaimed dividends

As of September 30, 2024, the balance of dividends not claimed by shareholders of Petrobras is US$ 321 recorded as other current liabilities, as described in note 16 (US$ 241 as of December 31, 2023). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Sep/2024	Jan-Sep/2023
Changes in unclaimed dividends
Opening balance	337	241
Prescription	(25)	64
Transfers from dividends payable	47	(7)
Translation adjustment	(38)	10
Closing Balance	321	308

26.4.	Earnings per share
		Jan-Sep/2024			Jan-Sep/2023
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	5,946	4,362	10,308	10,629	7,996	18,625
Weighted average number of outstanding shares	7,442,231,382	5,459,873,868	12,902,105,250	7,442,231,382	5,598,777,023	13,041,008,405
Basic and diluted earnings per share - in U.S. dollars	0.80	0.80	0.80	1.43	1.43	1.43
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	1.60	1.60	1.60	2.86	2.86	2.86

		Jul-Sep/2024			Jul-Sep/2023
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,389	2,481	5,870	3,115	2,341	5,456
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,592,391,312	13,034,622,694
Basic and diluted earnings per share - in U.S. dollars	0.46	0.46	0.46	0.42	0.42	0.42
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	0.92	0.92	0.92	0.84	0.84	0.84
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. To manage market and financial risks, the Company prefers structuring measures through adequate capital and leverage management.

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The reasonably possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1.	Derivative financial instruments

Assets and liabilities

	09.30.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(43)	20
Closed derivatives transactions awaiting financial settlement	41	10
Recognized in Statements of Financial Position	(2)	30
Other assets (note 16)	124	92
Other liabilities (note 16)	(126)	(62)

The following table presents the details of the open derivative financial instruments held by the Company as of September 30, 2024, and represents its risk exposure:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Derivatives not designated for hedge accounting
Future contracts - total (1)	2,814	(1,053)	(20)	1
Long position/Crude oil and oil products	9,126	2,527	−	-	2024
Short position/Crude oil and oil products	(6,312)	(3,580)	−	-	2024
Swap (2)					−
Short position/ Soybean oil	(14)	(1)	−	−	2024
Forward contracts (3)
Short position/Foreign currency forwards (BRL/USD)	(19)	(1)	−	-	2024
Swap (3)				−
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	59	68	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 488	US$ 729	(82)	(49)	2029
Total open derivative transactions			(43)	20
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons.
(3) Amounts in US$ and R$ are presented in million.

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Profit or loss

Gains/ (losses) recognized in the statement of income
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Commodity derivatives
Other commodity derivative transactions - Note 27.2.1 (a)	52	(20)	28	(89)
Recognized in Other Income and Expenses	52	(20)	28	(89)
Currency derivatives
Swap CDI x Dollar - Note 27.2.2 (b)	(62)	70	−	(8)
	(62)	70	−	(8)
Interest rate derivatives
Swap - IPCA X CDI	(42)	13	(1)	(34)
	(42)	13	(1)	(34)
Cash flow hedge on exports - Note 27.2.2 (a)	(2,118)	(2,990)	(821)	(758)
Recognized in Net finance income (expense)	(2,222)	(2,907)	(822)	(800)
Total open derivative transactions	(2,170)	(2,927)	(794)	(889)

Comprehensive income

Gains/ (losses) recognized in other comprehensive income
	Jan-Sep/2024	Jan-Sep/2023	Jul-Sep/2024	Jul-Sep/2023
Cash flow hedge on exports - Note 27.2.2 (a)	(5,279)	5,428	2,073	(1,676)

Collateral

Guarantees given as collateral
	09.30.2024	12.31.2023
Commodity derivatives	8	18

27.2.	Market risks
27.2.1.	Risk management of products prices

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

b)	Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on September 30, 2024. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	−	(21)	(42)
Future and forward contracts	Soybean oil - price changes	−	(3)	(5)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(3)	(6)
		−	(27)	(53)

27.2.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2024, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4481 exchange rate are set out below:

		Present value of hedging instrument notional value at 09.30.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2024 to September 2034	63,260	344,645

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	11,745	62,039
Exports affecting the statement of income	(7,636)	(39,801)
Principal repayments / amortization	(5,987)	(31,380)
Foreign exchange variation	-	38,437
Amounts designated as of September 30, 2024	63,260	344,645
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2024	79,707	434,253

In the nine-month period ended September 30, 2024, the Company recognized a US$ 92 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 118 gain in the same period of 2023).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 55.42%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2024 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2023	(18,210)	6,190	(12,020)
Recognized in Other comprehensive income	(7,397)	2,515	(4,882)
Reclassified to the statement of income - occurred exports	2,118	(720)	1,398
Balance at September 30, 2024	(23,489)	7,985	(15,504)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(26,527)	9,020	(17,507)
Recognized in Other comprehensive income	2,438	(830)	1,608
Reclassified to the statement of income - occurred exports	2,990	(1,018)	1,972
Balance at September 30, 2023	(21,099)	7,172	(13,927)

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2024-2028, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2024, before tax effect, is set out below:

	2024	2025	2026	2027	2028	2029 onwards	Total
Expected realization	(1,888)	(4,919)	(4,406)	(4,688)	(3,327)	(4,261)	(23,489)

b)           Information on ongoing contracts

As of September 30, 2024, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029. In September 2024, the notional value matured was US$241.

In July 2023, the 1st repurchase plan for these debentures was closed. During the term of this plan, which started in July 2022, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For reasonably possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 497 bps and 995 bps, respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Reasonably possible scenario	Remote scenario
SWAP Exchange rate (IPCA x USD)	(10)	(19)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the counterparts, which effect is immaterial.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis of foreign exchange risk presented in the table below is carried out for a twelve-month term. The probable scenario is computed based on external data, while the reasonably possible and remote scenarios consider 20% and 40% changes in the foreign exchange rates prevailing on September 30, 2024, respectively, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Financial Instruments	Exposure at 09.30.2024	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Dollar/Real	Assets	11,322	(204)	2,264	4,529
	Liabilities	(109,230)	1,967	(21,846)	(43,692)
	Exchange rate - Cross currency swap	(488)	9	(98)	(195)
	Cash flow hedge on exports	63,260	(1,139)	12,652	25,304
	Total	(35,136)	633	(7,028)	(14,054)

Euro/Dollar	Assets	985	14	197	394
	Liabilities	(1,646)	(23)	(329)	(659)
	Total	(661)	(9)	(132)	(265)

Pound/Dollar	Assets	1,635	9	327	654
	Liabilities	(3,246)	(19)	(649)	(1,298)
	Total	(1,611)	(10)	(322)	(644)

Pound/Real	Assets	1	−	−	−
	Liabilities	(36)	−	(7)	(14)
	Total	(35)	−	(7)	(14)

Euro/Real	Assets	5	−	1	2
	Liabilities	(17)	−	(3)	(7)
	Total	(12)	−	(2)	(5)

Peso/Dollar	Assets	15	7	(3)	(6)
	Total	15	7	(3)	(6)
Total at September 30, 2024		(37,440)	621	(7,494)	(14,988)
(1) At September 30, 2024, the probable scenario was computed based on the following risks: R$ x U.S. dollar - a 1.8% appreciation of the real; peso x U.S. dollar - a 47.07% depreciation of the peso; real x euro: a 0.43% appreciation of the real; euro x dollar: a 1.4% depreciation of the euro; real x pound sterling - a 1.22% appreciation of the real;pound sterling x U.S. dollar - a 0.57% depreciation of the pound sterling; . Source: Focus and Thomson Reuters.
27.2.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a twelve-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, maintaining all other variables constant.

The following table presents the amounts to be disbursed by Petrobras with the payment of interest related to debts with floating interest rates at September 30, 2024:

Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	3	4	4
SOFR 3M (2)	93	119	145
SOFR 6M (2)	85	99	113
SOFR O/N (2)	241	338	434
CDI	293	410	527
TR	5	7	9
TJLP	57	80	102
IPCA	72	101	130
	849	1,158	1,464
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
(2) It represents the Secured Overnight Financing Rate (note 24.4).

27.3.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

50

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In this context, even these unaudited condensed consolidated interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The maturity schedules for the Company’s undiscounted finance debt and lease liability are presented in note 24.4 and 25, respectively.

27.4.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Interest rate derivatives	-	59	-	59
Balance at September 30, 2024	-	59	-	59
Balance at December 31, 2023	1	68	−	69

Liabilities
Foreign currency derivatives	-	(82)	-	(82)
Commodity derivatives	(20)	−	-	(20)
Balance at September 30, 2024	(20)	(82)	-	(102)
Balance at December 31, 2023	−	(49)	−	(49)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		09.30.2024		12.31.2023
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	105	30	45	4
Other associates and joint ventures	63	19	95	10
Subtotal	168	49	140	14
Brazilian government – Parent and its controlled entities
Government bonds	1,289	−	1,819	−
Banks controlled by the Brazilian Government	13,682	2,383	15,526	2,119
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	−	−	278	−
Brazilian Federal Government (1)	2	1,015	−	1,378
Pré-Sal Petróleo S.A. – PPSA	−	122	−	28
Others	149	72	138	80
Subtotal	15,122	3,592	17,761	3,605
Petros	50	264	64	305
Total	15,340	3,905	17,965	3,924
Current	2,110	1,394	2,684	1,676
Non-Current	13,230	2,511	15,281	2,248
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	2024	2023	2024	2023
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
Petrochemical companies (associates)	2,632	2,522	912	818
Other associates and joint ventures	40	30	11	10
Subtotal	2,672	2,552	923	828
Brazilian government – Parent and its controlled entities
Government bonds	115	162	31	55
Banks controlled by the Brazilian Government	14	(56)	3	(38)
Petroleum and alcohol account - receivables from the Brazilian Government	7	(5)	−	(33)
Brazilian Federal Government	(130)	(151)	(3)	(9)
Pré-Sal Petróleo S.A. – PPSA	(355)	(256)	(257)	(123)
Others	(137)	(242)	(43)	(133)
Subtotal	(486)	(548)	(269)	(281)
Petros	(15)	(14)	(5)	(5)
Total	2,171	1,990	649	542
Revenues, mainly sales revenues	2,656	2,540	916	826
Purchases and services	11	6	5	2
Income (expenses)	(506)	(500)	(305)	(258)
Foreign exchange and inflation indexation charges, net	(129)	(315)	11	(101)
Finance income (expenses), net	139	259	22	73
Total	2,171	1,990	649	542

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the MME. The total compensation is set out as follows:

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Parent Company
		Jan-Sep/2024			Jan-Sep/2023
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	2.2	0.3	2.5	2.1	0.1	2.2
Social security and other employee-related taxes	0.6	−	0.6	0.6	−	0.6
Post-employment benefits (pension plan)	0.2	−	0.2	0.2	−	0.2
Variable compensation	2.0	−	2.0	−	−	−
Benefits due to termination of tenure	0.3	−	0.3	0.9	−	0.9
Total compensation recognized in the statement of income	5.3	0.3	5.6	3.8	0.1	3.9
Total compensation paid (1)	5.1	0.3	5.4	6.5	−	6.5
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	7.78	16.78	9.00	6.11	15.11
(1) It includes variable compensation for Executive Officers.

In the nine-month period ended September 30, 2024, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 10 (US$ 9 for the same period of 2023).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 203 thousand for the nine-month period ended September 30, 2024 (US$ 241 thousand with tax and social security costs). For the same period of 2023, the total compensation concerning these members was US$ 313 thousand (US$ 376 thousand with tax and social security costs).

On April 25, 2024, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.6, R$ 43.21 million, from April 2024 to March 2025 (US$ 8.9, R$ 44.99 million, from April 2023 to March 2024, approved on April 27, 2023).

29.	Supplemental information on statement of cash flows
	Jan-Sep/2024	Jan-Sep/2023
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,150	1,086
Transactions not involving cash
Purchase of property, plant and equipment on credit	155	−
Lease	4,399	11,456
Provision for decommissioning costs	66	7
Use of tax credits and judicial deposit for the payment of contingency	187	106
Remeasurement of property, plant and equipment acquired in previous periods	−	7
Earn Out related to Atapu and Sépia fields	105	−

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Sep/2024	Jan-Sep/2023
Depreciation of Property, plant and equipment	11,235	11,150
Amortization of Intangible assets	100	74
Capitalized depreciation	(1,724)	(1,457)
Depreciation of right of use - recovery of PIS/COFINS	(128)	(119)
Depreciation, depletion and amortization in the Statements of Cash Flows	9,483	9,648

53

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Subsequent events

Distribution of remuneration to shareholders

On November 7, 2024, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 3,023, or R$ 17,119 million (US$ 0.2346 per outstanding preferred and common shares, or R$ 1.3282), based on the three-month period ended September 30, 2024, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends (1)	11.07.2024	12.23.2024	0.2346	3,023
(1) The Board of Executive Officers will still determine whether the distribution to shareholders will be in the form of dividends or interest on capital.

This interim remuneration will be paid in two equal installments, on February 20, 2025 and March 20, 2025. The amounts will be adjusted by the SELIC rate from the end of the year until the date of payment of each installment and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

54

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2024, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2024 and 2023, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2024 and 2023, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 11, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2023, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

November 7, 2024

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

55

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer